Filed by Hanover Compressor Company
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Hanover Compressor Company
Commission File No. 1-13071
Subject Company: Universal Compression Holdings, Inc.
Commission File No. 1-15843
Subject Company: lliad Holdings, Inc.
Commission File No.

Date:	February 20, 2007

To:	Hanover Employees Worldwide

From:	John Jackson, President and CEO

Subject:	Update on Proposed Merger of Equals
As promised, this is the first of a series of timely updates regarding the proposed merger of equals between Hanover and Universal Compression Holdings, Inc. Your warm response during our employee meetings, and welcome of Universal President and CEO Steve Snider, are a great encouragement as we move forward.
During our meetings, some of you asked questions that we could not answer. We will be getting these answers to you via the merger web site: http://myhanover.hanover-co.com/Sites/merger/default.aspx. This new web site, using our new SharePoint portal, will update regularly. You can send questions to the Transition Team through a special e-mail box: info@hanover-co.com.
All employees have received, or will soon receive a wallet card that highlights the Do’s and Don’ts mentioned during the employee meetings, as well as a summary of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 which requires Universal and Hanover to continue to compete vigorously until the merger is completed. Keep it with you, post in your toolbox or in your cubicle. If you have questions, please contact the Hanover Legal Department.
In the next month, we will begin visits to locations in Latin America and the Eastern Hemisphere, possibly including Universal’s operations locations in Singapore and Australia. These site visits will continue while, behind the scenes, our Transition team and our Legal, Financial and HR teams will be working to complete the regulatory documentation required for the merger as well as planning for the transition to the new holding company after the proposed merger becomes effective. Please give them your support.
Thanks for your support. Continue to make safety a top priority.

Additional Information and Where to Find It
     In connection with the proposed mergers, a registration statement of the new holding company, Iliad Holdings, Inc., which will include proxy statements of Universal Compression Holdings, Inc. and Hanover Compressor Company, and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Universal and Hanover, without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832‑554‑4856.
Participants in the Solicitation
     Hanover and Universal and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Hanover’s and Universal’s respective proxy statements relating to their 2006 annual meetings of stockholders as filed with the SEC on March 24, 2006 and March 15, 2006, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.